Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.: 0-26850

Contact:
William J. Small
Chairman, CEO & President
First Defiance Financial Corp.
Phone: (419) 782-5015
Email: fdef@first-fed.com

FIRST DEFIANCE FINANCIAL CORP. RECEIVES REGULATORY
APPROVAL FOR PAVILION BANCORP ACQUISITION

DEFIANCE, Ohio, (February 29, 2008) -- First Defiance Financial Corp. (Nasdaq: FDEF), the holding company for First Federal Bank of the Midwest, announced that First Federal has received regulatory approval from the Office of Thrift Supervision (OTS) to acquire the Bank of Lenawee, the wholly owned subsidiary of Pavilion Bancorp, Inc., headquartered in Adrian, Michigan. Shareholders of Pavilion Bancorp will vote on the pending acquisition at a special meeting of shareholders on March 11, 2008. The transaction was announced in October, 2007 and is expected to close March 14, 2008, pending shareholder approval. Conversion of systems will begin immediately thereafter.

The Bank of Lenawee offices being acquired are located in Lenawee and Hillsdale counties in southeastern Michigan. All branches will be re-branded as First Federal Bank.

 “We have a strong presence in northwest Ohio; this acquisition allows us to expand farther north into the southeastern Michigan market and it adds the type of communities that have been very responsive to our ‘Customer First’ style of banking,” stated William J. Small, Chairman, President and CEO of First Defiance Financial Corp.

The Bank of Lenawee has eight banking offices and $273.6 million in assets.  Combined, the offices had $205.2 million in deposits and $241.4 million in loans as of December 31, 2007.
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About First Defiance Financial Corp.
First Defiance Financial Corp., headquartered in Defiance, Ohio, is the holding company for First Federal Bank of the Midwest and First Insurance & Investments. First Federal operates 28 full service branches, and 36 ATM locations in northwest Ohio. First Insurance & Investments is the largest property and casualty insurance company in the Defiance, Ohio area and specializes in life and group health insurance and financial planning. For more information, visit the company’s Web site at www.fdef.com.

About Pavilion Bancorp, Inc.
Pavilion Bancorp, Inc.is the parent corporation of the Bank of Lenawee, based in Adrian, Michigan. Chartered in 1869, the Bank of Lenawee is an independent, community bank that provides a broad range of financial services through a network of eight branch offices and nine ATMs located in Lenawee and Hillsdale countiesin Michigan. The bank also offers mortgage products provided by Pavilion Mortgage Company, a subsidiary of the Bank of Lenawee.  For more information, visit the company’s website at www.pavilionbancorp.com.

Safe HarborStatement
This release may contain forward-looking statements about First Defiance Financial Corp., Pavilion Bancorp, Inc., and/or the combined company within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This press release may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Defiance Financial Corp., Pavilion Bancorp, Inc., and/or the combined company including statements preceded by, followed by or that include the words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the counties in which First Defiance Financial Corp., Pavilion Bancorp, Inc., and/or the combined company do business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative or regulatory changes or actions, or significant litigation, adversely affect First Defiance Financial Corp., Pavilion Bancorp, Inc., and/or the combined company or the businesses in which First Defiance Financial Corp., Pavilion Bancorp, Inc., and/or the combined company are engaged; (8) difficulties in combining the operations of Pavilion Bancorp, Inc., and/or other acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. We undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release. Further information on other factors which could affect the financial results of First Defiance Financial Corp. after the merger are included in First Defiance Financial Corp. and Pavilion Bancorp, Inc.’s filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.